UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________

FORM SD

SPECIALIZED DISCLOSURE REPORT
_____________________________________________

ALIGN TECHNOLOGY, INC.
(Exact name of the registrant as specified in its charter)

Delaware	000-32259	94-3267295
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

410 North Scottsdale Road, Suite 1300 Tempe, Arizona	85288
(Address of principal executive offices)	(Zip code)

Julie Coletti	(602) 742-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 – Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

In accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, Align Technology, Inc. (the “Company”) is filing a Conflict Minerals Report for the reporting period from January 1, 2024 to December 31, 2024, a copy of which is attached hereto as Exhibit 1.01.

A copy of this Specialized Disclosure Report on Form SD and the associated Conflict Minerals Report are publicly available through the Company’s website at https://investor.aligntech.com/financial-information/sec-filings. The

Company’s website and the information accessible through it are not incorporated into this Specialized Disclosure Report on Form SD.
Item 1.02    Exhibit

The Company’s Conflict Minerals Report for the reporting period from January 1, 2024 to December 31, 2024 is filed as Exhibit 1.01 to this Specialized Disclosure Report on Form SD and is incorporated herein by reference.
Section 2 – Resource Extraction Issuer Disclosure
Not applicable.
Section 3 – Exhibits
Item 3.01    Exhibits
Exhibit 1.01 – Align Technology, Inc.’s Conflict Minerals Report for the reporting period from January 1 to December 31, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALIGN TECHNOLOGY, INC.

By:	/s/ JULIE COLETTI	Date: May 30, 2025
Julie Coletti Executive Vice President, Chief Legal and Regulatory Officer